DYAX CORP.
300 Techonology Square
Cambridge, MA 02139

September 20, 2005

BY EDGAR AND FAX (202) 772-9217

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Dyax Corp.
Registration Statement on Form S-3 (File No. 333-127859)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, Dyax Corp. (the "Company") requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-127859) for Thursday, September 22, 2005 at 10:00 a.m. (EST), or as soon as possible thereafter.

        In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the registrant is the only request for the acceleration of effectiveness required under Rule 461.

        If you have any questions regarding the foregoing, please call Stacie Aarestad at (617) 239-0314 of Palmer & Dodge LLP.

Very truly yours,
/s/ STEPHEN S. GALLIKER Stephen S. Galliker Chief Financial Officer
cc:
Stacie S. Aarestad
 Palmer & Dodge LLP